Filed by Ideanomics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ideanomics, Inc.

Commission File No. 001-35561

Ideanomics

Shareholder Conference Call and Webcast

August 30, 2021

Presenters

Tony Sklar - VP of Communications, Head of Investor Relations, Ideanomics

Alfred Poor - Chief Executive Officer, Ideanomics

Shane McMahon - Chairman of the Board, Ideanomics

Bob Purcell - Chief Executive Officer, Via Motors International

Mike Shlisky - D.A. Davidson

Ernie Gibstein - Basica Opportunities Fund

Q&A Participants

Craig Irwin - Roth Capital

Operator

Hello and welcome to the Ideanomics' Shareholder Conference Call and Webcast. At this time, all participants are in a listen-only mode. If anyone should require operator assistance, please press star-zero on your telephone keypad. A question and answer session will follow the formal presentation.

It's now my pleasure to introduce your host, Tony Sklar, Vice President, Communications and head of Investor Relations. Please go ahead, sir.

Tony Sklar

Good morning, everybody. And thank you so much, operator. Thank you to all participants on the call today. Today this is the Ideanomics' VIA acquisition investors' conference call. And joining me, I am pleased to have Mr. Alfred Poor, our Chief Executive Officer of Ideanomics; Mr. Shane McMahon, our Chairman of the Board here at Ideanomics; and Mr. Bob Purcell, Chief Executive Officer at VIA.

A webcast of today's call will be archived and available on our investor presentations sections of our corporate websites for a minimum of 30 days. As a reminder, this conference call is being recorded.

In addition to other risks more fully described in the Ideanomics public filings with the U.S. Securities and Exchange Commission, which can be seen at www.sec.gov, today, August 30th, 2021, the company announced it has entered into an agreement to acquire VIA Motors International for an aggregate consideration of up to $630 million in an all-stock transaction for a 100% ownership stake, subject to customary closing conditions and the Ideanomics shareholder approval.

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The format of today's call will be as follows. Mr. Alf Poor, our Ideanomics CEO, and Mr. Shane McMahon, Chairman of the Board at Ideanomics, will speak to the acquisition highlights and the business strategy. Mr. Bob Purcell, CEO of VIA Motors, will speak to the VIA Motors business model. And if time permits, management will take a few questions at the end.

I am now excited to hand the conversation over to Mr. Alfred Poor, Ideanomics' CEO.

Alfred Poor

Good morning, everyone. Thank you and welcome to our investors and analysts who are joining us this morning on such short notice. I'm extremely pleased to speak with you about Ideanomics acquisition of VIA Motors.

Before I get into the details of this transformative deal, I would like to extend a sincere thank you to the teams of VIA and their sell-side support from Blue Sea Advisors, Evercore, and White and Case. And on the Ideanomics side, I would also like to thank our buy-side team, including my management team and board, as well as Morgan Stanley, Venable, Han Santos, UHY, Ricardo (sp), and others, including our entire corporate development team.

And finally, I'd like to say thank you to Shane McMahon, our chairman, who joins us today. He was instrumental in this particular deal and has provided us with guidance and continued support as we build our global presence and a made in America brand.

VIA is a perfect strategic fit for Ideanomics. This acquisition represents a transformational milestone for Ideanomics, notably our largest to date in our company's history, which will further enhance our competitive leadership position in the global commercial EV market by adding strong innovation capabilities from VIA to our growing portfolio of leading companies in the commercial EV market.

We are very pleased to incorporate VIA Motors market-leading EV business, its proprietary skateboard platform, its proven management team, and its experienced employees to the Ideanomics family. This acquisition is aligned with our long-term strategy, and provides us an immediate leadership position in a rapidly growing market and yet another path to accelerate Ideanomics' growth and profitability.

It also provides Ideanomics with full OEM manufacturing capabilities that will reap dividends to our other divisions. VIA's products and services for global fleet operators are highly synergistic with Ideanomics and will significantly complement our end-to-end mobility ecosystem.

Over to you, Shane.

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Shane McMahon

Thank you, Alf. Well, again, you hit the nail right on the head as it pertains to our ecosystem, and this deal with VIA Motors is exactly that. We are transforming Ideanomics into everything in the EV space.

We're now going through--with VIA, we're going to make the vehicles through our force induction charging system. With WAVE, we're going to be able to charge. Through our relationships with Prettl, we're going to be able to have outside battery storage to charge any type of fleets outside of a normal grid, and many other aspects, a complete ecosystem for, again, Ideanomics.

I couldn't be more excited. And this all really came down and started with a dinner with Alf, myself, and Bob and a few others. And we came to the realization that there was a huge opportunity here for us really to get in together, and that's exactly what's happened. Again, it's a transformative deal for Ideanomics as we continue to grow as a leader in the commercial EV space. And with that, you know, we are here to help establish VIA as a market disruptor, and we are excited to welcome Bob and his team to the Ideanomics family.

So, with that, I will turn it over to Bob Purcell.

Bob Purcell

Thank you, Shane. Good morning. I am Bob Purcell, CEO of VIA Motors. I've been with VIA since 2015 and have been in the EV space since 1994, when I led the General Motors activity on the EV1.

This transaction is an outstanding milestone and a great day for VIA Motors. All of us at VIA are delighted to join the Ideanomics family. As a leading electric commercial vehicle OEM, VIA designs and will manufacture a portfolio of class 2 to 5 electric commercial vans and trucks launching in 2023.

Combining VIA with Ideanomics facilitates significant synergies between the two companies, leveraging development and marketing across the subsidiaries, solutions for charging infrastructure, financing of both vehicles and charging, and sourcing of propulsion components. We are very excited to become part of the Ideanomics family to usher in the new era of e-mobility.

VIA Motors is changing last and mid mile delivery with innovative and affordable electric commercial vehicles. Ideanomics financial and personnel resources provide the backing VIA needs to pursue an array of exciting growth prospects. All of us at VIA Motors are delighted to join the team to further the long-term growth strategy at Ideanomics.

Alf Poor

Thank you, Bob. This is a highly synergistic deal, which was outlined in our press release this morning, and we are very excited to be part of accelerating EV adoption and Ideanomics' market share in the commercial EV space. By coming together with VIA, we believe we can further accelerate all of our strategic plans and bring tremendous opportunities and value to our customers and our shareholders.

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Thank you all. I'll hand you back to Tony Sklar.

Tony Sklar

Thank you so much to Bob, Shane, and Alf; very much appreciative. This concludes our management prepared remarks and we'll now have a chance to take a few questions. Operator, could you just let our folks on the line know how to raise their hand?

Operator

Absolutely. If you'd like to ask a question at this time, please press star-one on your telephone keypad. A confirmation tome will indicate your line is in the question queue. You may press star-two if you'd like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Once again, please press star-one at this time. Our first question is coming from Craig Irwin from Roth Capital. Your line is now live.

Craig Irwin

Thanks for taking my question. So, I should say congratulations. This looks like an important acquisition, not just for Ideanomics but also for the broader market. The obvious question that's out there on the side is just--for us just this morning is, you know, how does this fit better into the Ideanomics' portfolio than it would into a SPAC IPO, which was obviously what VIA Motors was pursuing over the last, you know, several quarters?

Alf Poor

Yeah, thanks. I'd like to take that if I can, Craig. And good morning. Good to hear from you again. I think if you take a look at what Ideanomics had to offer VIA, I think the key is there. As well as the capitalization we could bring it to the table, the same as a SPAC, we're a very liquid security that trades on the NASDAQ. We have a hefty balance sheet. So, that gives VIA of the confidence that we can help them invest and grow their business as they need to.

But more importantly, when you go into a SPAC, you're going into an empty company. It's a blank check. It's a--you know, a shell, for want of a better term. As we began to get to know the team at VIA Motors and the strengths that--this started with a dinner in New York with Bob and some of his team at VIA, we began to help them understand what we can offer them synergistically.

So, if you were to back into SPAC, you know, day one, you have no HR, you have no supply chain, you have no IP development, all of those things that Ideanomics can bring to the table; centralized marketing. So, it wasn't just a case of capitalizing the company for VIA, but looking for a really strategic partner.

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And then you look beyond what they can get from a, you know, fully developed publicly listed company like Ideanomics in terms of internal support, you then look at the other companies in our group, okay? Inductive charging, there are grid augmentation and deployment capabilities with Prettl and the PEA investment we did recently. We have U.S. Hybrid with its fuel cells and components. We have Solectrac with its EV tractors. This is a really compelling group that we've put together at Ideanomics. And allowing us to get into this particular segment, which is the high--high-growth, local delivery market that a lot of folks have got their eyes on, I think is really compelling when you put everything together.

Bob and his team know how to make exceptional vehicles, okay? They been doing it for many, many years. He's got teams in GM, Ford, Chrysler, etc., within his group. And what they needed was a partner that could help them, allow them to focus on execution, because execution is going to be the difference between who gets market share and who doesn't.

I think you saw, you know, with Rivian's IPO number on Friday, Craig, there's market disruption taking place right now. And with the companies that we've put together and the capitalization that we have, we're a perfect fit for VIA versus a SPAC.

Craig Irwin

Thank you for that, Alf. Thank you. So, the second question I have is the earn-out coverage. You know, 40% on the base deal amount is fairly heavy, and it's based on your 2026 forecast for VIA Motors, or I guess theirs. I don't see the numbers anywhere in your presentation or the press release, but this is a pretty material piece of information for equity investors. Can you maybe share with us a little bit about your revenue and EBITDA expectations for VIA in 2026? And can you kind of help us shape how this company is supposed to develop over the new few years?

Alf Poor

Yeah, absolutely. It's a really good question. I'll take the first part of it and then if Shane or Bob want to speak, if I don't cover everything, feel free to. Obviously, we haven't shared any information today. VIA has got some very exciting propositions. Some of them are available, you know, in--it's information that's already in the market. You know, we believe VIA is going to be one of the significant players in the space that they're in.

But more broadly, I think if you take a step back and you look at this deal, this is a high-growth area that's primed for market disruption. So, there's a significant opportunity to capture revenue from 2023 onwards. You will see the numbers fairly soon. They're going to be part of the proxy. The proxy that we will file for the shareholder approval will contain projections for both the Ideanomics business and the VIA business as well. But in terms of today, Craig, we're not prepped to be able to give you any further information.

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Craig Irwin

Okay. And then last question if I may. You may ask me to wait for the proxy on this, but total capital invested to date at VIA, approximately how much have the management team there invested in the development of their vehicles?

Alf Poor

Maybe Bob can answer that question. I mean, I know roughly speaking, but--

Bob Purcell

--Yeah. To date, we have capitalized at above $250 million. And management is definitely involved in the funding of the company.

Craig Irwin

Excellent. Thank you so much for taking my questions.

Alf Poor

Thank you.

Bob Purcell

Thank you.

Operator

Our next question is coming from Mike Shlisky from D.A. Davidson. Your line is now live.

Mike Shlisky

Good morning, guys, and pardon any background noise. I'm on an airplane--boarding an airplane to Theme Park MCU over in California, so looking forward to that. Just have one or two--just one or two quick ones on what VIA does or what the plan is. Will all their vehicles in the future use the inductive charging that you have at WAVE, or is it going to be optional? Or, like, is it really--is the plan to truly integrate the actual vehicles in every way to your existing product?

Alf Poor

Yeah, thanks for that. And I appreciate you going on mute as you get your question out there. I'll be quick so you get a chance to hear it before your flight takes off. It'll really depend on customer demand. The capabilities to integrate different companies, whether it's WAVE or others throughout our portfolio, is--or through our divisions, I should say, you know, is obviously compelling. That's--the cross-pollination for sales is really interesting.

But it'll be based on customer demand. For those customers that are interested, and there are a lot of the local last mile delivery and retail customers engaged with WAVE right now, as well as VIA, obviously they'll be a slam dunk. But for customers who don't choose to take it, then, you know, it'll be an integration possibility.

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Mike Shlisky

Okay, great. I'm getting stared at now. I'll follow up with you guys later or tomorrow. Thank you so much.

Alf Poor

Great. Thank you. Thanks for joining.

Operator

Thank you. Once again, ladies and gentlemen, it's star-one to be placed in the question queue. Our next question today is coming from Ernie Gibstein (sp) from Basica (sp) Opportunities Fund. Your line is now live.

Ernie Gibstein

Hi. Good morning, everybody. Congratulations on the pending deal. Can somebody tell me what the current cap table is reflecting total shares outstanding for VIA that are part of this transaction? And I see, and I'm not sure how updated Yahoo Finance is, it shows currently that there's approximately $400 million or so cash on Ideanomics' balance sheet, so this is not going to, seemingly, accordingly--the $50 million that they're talking about investing, take too significant amount of the cash that's currently on the balance sheet. Are you anticipating a potential funding, I know you can't really speak too much, over the next 12 months to assist the new entity in its manufacturing needs?

Alf Poor

Yeah. Thank you very much for the question. There is a deck that's going to be--it may have already been filed publicly, but we're filing publicly as a submission to the SEC that covers the transaction overview. We'll be issuing for the upfront around 162 million Ideanomics' shares. That means that upon closing the VIA shareholders will hold approximately 25% of the Ideanomics' stock.

The $50 million is an upfront investment into VIA. We will be looking to invest in them in the future. And whether or not we need to go out to the market for additional financing will really be dependent on order flow and on how fast their market develops. So, we've certainly got the balance sheet to support them in short or medium term. And in the long-term, they'll get as much cash as they need based on their growth trajectory.

Operator

Thank you. We have reached the end of our question and answer session. I'd like to turn the floor back over to management for any further or closing comments.

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Tony Sklar

Thank you very much, Kevin. And again, once again, I'd like to thank all of the participants on the call today, as well as Mr. Shane McMahon, our Chairman here at Ideanomics; Mr. Bob Purcell, the CEO of VIA Motors; and of course, Alf Poor, our CEO here at Ideanomics.

And this is all the time that we have for today, and this concludes the Ideanomics' VIA acquisition investors call. We encourage our community to reach out to us and we can answer any questions that you may have individually. Please send your questions to IR@Ideanomics.com.

We'd like to thank our listeners, stockholders, shareholders, and analysts who have had the time to take to listen to the earning--to this call today. We urge you to refer to our latest SEC filings for any information that you need. This call will be available on our website in the investors section, and you will find the link there.

To be alerted to news, events, and other information in a timely manner, we recommend you following us on social media, sign up to our newsletter, and explore our website at www.Ideanomics.com and www.Viamotors.com. Thank you, everyone, for participating on the call today.

Operator
Thank you. You may now disconnect and have a wonderful day. We thank you for your participation today.

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